SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 1, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Name	Brasil Telecom Participações S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Paulo Narcélio Simões do Amaral E-mail: ri@brasiltelecom.com.br Phone: +55 61 3415-1140 Fax: +55 61 3415-1315
Newspapers for Company Releases	Valor Econômico (national edition) Correio Braziliense (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2006.
EVENT	EVENT
Available to shareholders	January 29, 2008
Publishing in newspapers	January 31, 2008
Filing with Bovespa	January 29, 2008

Annual Financial Statements to CVM – DFP, relative to December 31, 2006.
EVENT	EVENT
Filing with Bovespa	January 29, 2008

Dividends and Interest on Shareholders’ Equity, relative to December 31, 2006
Type	Event – Date	Amount (R$million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
Interest on Equity	Board of Directors’ Meeting – January 30, 2007	187.6	0.517533783	0.517533783	Starting on April 16, 2008
Interest on Equity	Board of Directors’ Meeting – December 14, 2007	148.7	0.410220009	0.410220009	Starting on April 16, 2008
Dividends *	Board of Directors’ Meeting – January 29, 2008	379.9	1.04828476	1.04828476	Starting on April 16, 2008
* The dividends that were provisioned by the Company integrate the proposal for the Destination of Results to be submitted for the approval of the General Shareholders’ Meeting.
Annual Information to CVM – IAN, relative to December 31, 2006.
EVENT	DATE
Filing with Bovespa	April 17, 2007

Quarterly Press Release Information
EVENT	DATE
Filing with Bovespa
Fourth Quarter 2007	January 29, 2008
First Quarter 2008	April 22 , 2008
Second quarter 2008	July 15, 2008
Third quarter 2008	October 15, 2008

Quarterly Information to CVM – ITR
EVENT	DATE
Filing with Bovespa
First Quarter 2008	April 22, 2008
Second quarter 2008	July 15, 2008
Third quarter 2008	October 15, 2008

General Shareholders’ Meeting
EVENT	DATE
Publishing of Summons Notice	January 31, 2008, February 01 and 06, 2008
Filing of Summons Notice with Bovespa	January 30, 2008
General Shareholders’ Meeting	March 18, 2008
Filing of the minutes with Bovespa	March 18, 2008

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	January 31, 2008, February 01 and 06, 2008
Filing of Summons Notice with Bovespa	January 30, 2008
Extraordinary Shareholders’ Meeting	March 18, 2008
Filing of the minutes with Bovespa	March 18, 2008

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	April 29 and 30, 2008 and May 02, 2008
Filing of Summons Notice with Bovespa	April 28, 2008
Extraordinary Shareholders’ Meeting	May 29, 2008
Filing of the minutes with Bovespa	May 29, 2008

Public Meetings with Analysts
EVENT	DATE
APIMEC – Investor’s Meeting (Brasília, Brazil)	April 08, 2008

Board of Directors’ Meetings already scheduled
EVENT	DATE

Date of the meeting

- Summon the Annual and Extraordinary Shareholders Meeting to be held on March 18, 2008, at 3:00 p.m.;

- To approve the hiring of a supplier for the maintenance of the Brasil Telecom S.A. network;

- Deliberate on the Financial Statements, Management Accounts and the Management Report for the fiscal year ended December 31, 2007;

- Deliberate on the allocation of the income and the payment of dividends for the fiscal year ended on December 31, 2007;

- Deliberate on the proposal for global compensation for the Company’s management to be submitted to the Shareholders Meeting.	January 29, 2008
Filing of the extract of the minutes with Bovespa	January 29, 2008
Date of the meeting - To approve the restructuring of the companies in the internet group.	February 26, 2008
Filing of the extract of the minutes with Bovespa	February 26, 2008
Date of the meeting -To approve the Company’s Senior Management’s proposal about the limit of the declaration of Interest on Equity for the fiscal year of 2008.	March 26, 2008
Filing of the extract of the minutes with Bovespa	March 28, 2008
Date of the meeting - Presentation of the results for the first quarter 2008. - Deliberate on the Internal Audit Plan for 2008 and the list of activities of the area.	April 22, 2008
Filing of the extract of the minutes with Bovespa	April 22, 2008

Date of the meeting

- To authorize the execution of the “Public Instrument of Transaction, Renunciation and Settlement” (“Instrument of Settlement”), to be executed by the Company and other Parties;
- To approve the transaction related to the Highlake case, contemplated by the Instrument of settlement;
- To deliberate on the convening of an Extraordinary Shareholders’ Meeting to be held by the Company to (a) approve the Instrument of Settlement within its scope of attributions, and (b) define and provide the instructions for the vote to be proffered by the Company at the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A. to be convened in due course, in order to deliberate on the Instrument of Settlement.

April 24, 2008
Filing of the minutes with Bovespa	April 25, 2008

Date of the meeting

- To deliberate on the summons of an Extraordinary Shareholders’ Meeting to be held by the Company, contemplated by the Minutes of the Board of Directors’ Meeting held on April 24th 2008.	April 28, 2008
Filing of the minutes with Bovespa	April 28, 2008

Date of the meeting

- Presentation of the results for the second quarter 2008;
- To deliberate on the maintenance of the Independent Auditing company for the 2008 exercise, in the terms of the proposal presented by the Company’s Directors.

July 15, 2008
Filing of the minutes with Bovespa	July 15, 2008
Date of the meeting

- Approved the restructuring of the internet group companies;
- Approved the opening of a subsidiary in Colombia;
- Approved the appointment of a new trustee and subsequent termination and settlement of the Irrevocable Trust Agreement and Declaration, dated September 5, 2003 and amendments thereto.
August 28, 2008
Filing of the minutes with Bovespa	August 28, 2008
Date of the meeting - Presentation of the results for the third quarter 2008;	October 15, 2008
Filing of the extract of the minutes with Bovespa	October 15, 2008

Date of the meeting

- Deliberate on authorization for the Executive Board to execute all acts related to the First Addendum to the Indenture of the 5th Debenture Issue of Brasil Telecom S.A., with the objective of amending Clauses 4.2 (return earned by debenture holders) and V (mandatory acquisition by the issuer).	December 01, 2008
Filing of the minutes with Bovespa	December 01, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.